[Pogo Letterhead]

September 7, 2006

via EDGAR Correspondence

Mr. James Murphy

Petroleum Engineer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington D.C. 20549

Re:	Pogo Producing Company
Letters Dated July 19, 2006 and August 24, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-7792

Dear Mr. Murphy:

We acknowledge receipt of your August 24, 2006 letter (“Staff Letter”) regarding our response dated August 2, 2006.  Based on a telephone call from Sandy Eisen of the staff of the Division of Corporation Finance (the “Staff”) we received on or about August 31, 2006, it is our understanding that the Staff is giving further consideration to certain matters relating to the comments in the Staff Letter.  We currently expect to provide a response during the week ending September 22, 2006 and will update you by telephone if we anticipate a delay in responding by that time.  We look forward to hearing from the Staff and to resolving any remaining comments relating to the above-referenced filing (the “2005 10-K”).

The company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the 2005 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2005 10-K; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

United States Securities and Exchange Commission

September 7, 2006

Sincerely,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer

cc:	Mr. H. Roger Schwall
Ms. Sandy Eisen